UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2009.

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________to_____________

Commission file number 0-10436.

L. B. Foster Company 401(k) and Profit Sharing Plan
(Full title of the plan and the address of plan, if different from that of the issuer named below)

L. B. FOSTER COMPANY
415 Holiday Drive
Pittsburgh, PA 15222
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Financial Statements and
Other Financial Information

L. B. Foster Company 401(k) and Profit Sharing Plan
December 31, 2009 and 2008, and the Year Ended
December 31, 2009
With Report of Independent Registered Public Accounting Firm

L. B. Foster Company
401(k) and Profit Sharing Plan

Financial Statements
and Other Financial Information

December 31, 2009 and 2008,
and the Year Ended December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
L. B. Foster Company
401(k) and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the L. B. Foster Company 401(k) and Profit Sharing Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
June 28, 2010

L. B. Foster Company
401(k) and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments, at fair value	$43,691,547	$34,699,901
Participant loans	1,076,722	824,223
	44,768,269	35,524,124

Receivables:
Employer	750,000	1,000,000
Net assets available for benefits	$45,518,269	$36,524,124

See accompanying notes.

L. B. Foster Company
401(k) and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions
Investment income:
Interest and dividends	$894,927
Net realized/unrealized appreciation in investment fair value	6,471,310
Other	2,399
Total investment income	7,368,636

Contributions:
Employee	2,017,962
Employer	1,564,743
Rollover	1,838
Total contributions	3,584,543
10,953,179

Deductions
Benefit payments	1,951,045
Administrative expenses	7,989
1,959,034

Increase in net assets available for benefits	8,994,145
Net assets available for benefits, beginning of year	36,524,124
Net assets available for benefits, end of year	$45,518,269

See accompanying notes.

L. B. Foster Company
401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

1. Description of Plan

Effective March 1, 2007, the Company merged the L. B. Foster Company Retirement Savings Plan into the L. B. Foster Company Voluntary Investment Plan. The consolidated plan became the L. B. Foster Company 401(k) and Profit Sharing Plan. The following brief description of the L. B. Foster Company 401(k) and Profit Sharing Plan (the Plan) is provided for general information purposes. Participants should refer to the summary plan description for more complete information.

General

The Plan is a defined contribution plan extended to all eligible employees of L. B. Foster Company (the Company) who have attained age 18. The L. B. Foster Investment Committee, appointed by the Board of Directors of the Company, collectively serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions

Contributions under the Plan are made by both the participants and the Company. A participant who elects to make pretax contributions of at least the maximum amount subject to company matching can also elect to make additional voluntary contributions on an after-tax basis. Participants may contribute up to 75% of their annual pretax compensation and up to 100% of their compensation on an after-tax basis, subject to Internal Revenue Code limitations. There is no limit on aggregate pretax and after-tax contributions. Participant contributions and employer matching contributions are invested in accordance with participant elections. In the event that a participant does not make an investment election, contributions are invested in the Fidelity Freedom funds until such time as an election is made by the participant. The participant may transfer contributions defaulted to these funds into other investment options at the participant’s discretion.

The Plan includes a provision for an immediate company match. Participants receive a company match of 100% of the first 1% of their eligible compensation and 50% of the next 6% of their eligible compensation for a maximum company match of 4%. To be eligible for the Company’s matching contributions, participants must make pretax deferral contributions or Roth 401(k) after-tax deferral contributions. The Plan will match on the combined total of these contributions up to the matching limit.

L. B. Foster Company
401(k) and Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

The Company, upon resolution of the Board of Directors, may make a discretionary profit-sharing contribution of an amount out of, but not in excess of, the Company’s current or accumulated profits. Participants must have attained one year of service as of the last day of the plan year in order to be eligible for the discretionary profit-sharing contribution, if any, for that year. Discretionary profit-sharing contributions are directed into eligible participant accounts based on the participants’ investment elections at the time the contribution is made. Discretionary profit-sharing contributions of $750,000 and $1,000,000 were approved for 2009 and 2008, respectively. Prior to 2009, forfeitures of discretionary contributions were reallocated to the Plan’s remaining, eligible participants.  Beginning in 2009, forfeitures of discretionary contributions are allocated back to the Company. The Company’s matching contributions may be reduced by forfeitures that accumulate from terminations of participants with nonvested employer matching contributions. During the year ended December 31, 2009, the Company utilized forfeitures of $79,412 to offset company contributions. At December 31, 2009, no forfeitures were available to reduce future company contributions. At December 31, 2008, forfeitures of $25,259 were available to reduce future company contributions.

Vesting

A participant’s vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant’s account attributable to the participant’s contributions and (b) that portion of the participant’s account attributable to the Company’s contributions multiplied by the applicable vesting percentage plus or minus related earnings (losses). Participants are 100% vested in the Company’s contributions after two years of eligible service. Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in their participant account.

Distributions

Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year the distribution occurs and that the participant has at least five years of service.

As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, late, or disability retirement, death, or termination of employment may be made in the form of direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant’s vested account balance on the valuation date.

L. B. Foster Company
401(k) and Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Withdrawals

Under the Plan, a participant may elect to withdraw voluntary, after-tax contributions made to the Plan prior to January 1, 1987. Such withdrawals are subject to a $1,000 minimum. In the event of extreme hardship and subject to certain restrictions and limitations, a participant may withdraw their vested interest in the portion of their account, subject to a $500 minimum, attributable to matching, fixed, and discretionary contributions, and related earnings. The Plan also allows for age 59½ in-service withdrawals of all or any portion of the participant’s vested account balance.

Participants’ Accounts

Each participant’s account is credited with the participant’s pretax and voluntary contributions, the participant’s allocable share of company contributions, and related earnings of the funds. Participants’ accounts may be invested in 10% increments into any of the mutual funds available under the Plan at the direction of the participant.

Loans

A participant may obtain a loan equal to the lesser of 50% of their vested account balance or $50,000. The loan proceeds are deducted from the participant’s account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid early without penalty. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 360 months. The loan carries a reasonable interest rate as determined by the Plan Sponsor. The interest rate is computed on the date the loan is requested and remains fixed for the full term of the loan.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the plan provisions.

L. B. Foster Company
401(k) and Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Valuation of Investments

Mutual fund values are based on the underlying investments in securities. Mutual fund securities traded on security exchanges are valued at the latest quoted sales price. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Loans receivable from participants are valued at cost which approximates fair value.

Realized gain or loss includes recognized gains and losses on the sale of investments. Unrealized appreciation or depreciation represents changes in value from original cost. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned.

As described above, the assets of the Plan are concentrated in mutual funds consisting primarily of stocks and bonds. Realization of amounts disclosed as net assets available for benefits is dependent on the results of these markets.

Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis. Contributions receivable are recorded among the available investment options based upon the participants’ aggregate investment allocations in effect at the end of the plan year.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Expenses

The Company, as provided by the Plan, pays expenses of the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.

L. B. Foster Company
401(k) and Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments

For the year ended December 31, 2009, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

		Net Realized/
		Unrealized
	Fair Market	Appreciation
	Value	(Depreciation)

Fidelity Investments:
Equity Income Fund	$1,708,560	$316,267
Government Income Fund	1,806,531	(91,723)
Balanced Fund	934,843	219,510
Low Price Stock Fund	1,596,012	445,515
Small Cap Stock Fund	1,205,975	375,511
Value Fund	159,294	41,248
International Discovery Fund	3,196,562	679,152
Cap Appreciation Fund	360,656	106,076
Spartan Extended Market Index Fund	463,520	134,817
Spartan International Index Fund	543,211	121,061
Spartan 500 Index Fund	2,684,753	514,227
Freedom Income Fund	144,834	14,609
Freedom 2000	3,094	347
Freedom 2010	1,397,180	214,079
Freedom 2020	1,593,849	406,350
Freedom 2030	1,635,426	360,046
Freedom 2040	633,105	147,877
Freedom 2005	54,550	8,678
Freedom 2015	1,130,324	105,467
Freedom 2025	520,045	124,745
Freedom 2035	64,323	14,126
Freedom 2045	266,048	57,371
Freedom 2050	195,483	48,427
Retirement Government Money Market Fund	4,354,707	–
Mutual Shares Class A	2,702,790	556,807
Davis NY Venture Fund	3,181,749	774,983
Columbia Acorn Select Z Fund	1,393,757	510,270
PIMCO Total Return Fund	3,700,496	196,064
PIMCO Real Return Institutional Fund	110,296	817
Allianz NFJ Small Cap Value Fund	1,184,791	235,358
L. B. Foster Company Stock Fund	4,763,120	(166,772)
L. B. Foster Company Stock Purchase Account	1,663	–
	$43,691,547	$6,471,310

L. B. Foster Company
401(k) and Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of investments representing 5% or more of the Plan’s assets at December 31, 2009 and 2008, is as follows:

	2009	2008
Fidelity Investments:
International Discovery Fund	$3,196,562	$2,368,277
Retirement Government Money Market Fund	4,354,707	5,248,912
Spartan 500 Index Fund	2,684,753	2,087,370
Mutual Shares Class A	2,702,790	2,178,339
Davis NY Venture Fund	3,181,749	2,363,059
PIMCO Total Return Fund	3,700,496	2,315,093
L. B. Foster Company Stock Fund	4,763,120	5,138,570

4. Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, the plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt from taxation.

5. Transactions With Parties in Interest

Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan’s administration are absorbed by the Company.

L. B. Foster Company
401(k) and Profit Sharing Plan

Notes to Financial Statements (continued)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Fair Value Measurements

The Plan applies the provisions of Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820), to its financial assets carried in the financial statements at fair value on a recurring basis. ASC 820 defines fair value as the exchange price that would be received for an asset in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy and requires categorization of assets measured at fair value into one of three levels based on the inputs used in the valuation. Assets are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as:

Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets.

Level 2 – Observable inputs, other than those included in Level 1, based on quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about the inputs a market participant would use in pricing the asset based on the best information available in the circumstances.

Investments included in the statements of net assets available for benefits in mutual funds totaling $38,926,764 and in the Company’s common stock funds of $4,764,783 are stated at fair value as of December 31, 2009. These investments are based upon daily unadjusted quoted prices and, therefore, are considered Level 1.

L. B. Foster Company
401(k) and Profit Sharing Plan

Notes to Financial Statements (continued)

7. Fair Value Measurements (continued)

Participant loans are valued at amortized cost, which approximates fair value, and are considered Level 3, and a summary of changes in the fair value for the year ended December 31, 2009, follows:

Balance, beginning of year	$824,223
Issuances	587,135
Repayments and distributions	(334,636)
Balance, end of year	$1,076,722

Other Financial Information

L. B. Foster Company
401(k) and Profit Sharing Plan

EIN #25-1324733 Plan #201

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2009

Identity of Issue, Borrower,		Shares	Fair Market
Lessor, or Similar Party	Description of Investment	Held	Value

Fidelity Investments*:
Equity Income Fund	Equities	43,653	$1,708,560
Government Income Fund	Government obligations	173,872	1,806,531
Balanced Fund	Equities	57,142	934,843
Low Price Stock Fund	Equities	49,969	1,596,012
Small Cap Stock Fund	Equities	75,657	1,205,975
Value Fund	Equities	2,798	159,294
International Discovery Fund	Equities	105,323	3,196,562
Cap Appreciation Fund	Equities	16,829	360,656
Spartan Extended Market Index Fund	Index funds	15,247	463,520
Spartan International Index Fund	Index funds	16,239	543,211
Spartan 500 Index Fund	Index funds	68,089	2,684,753
Freedom Income Fund	Equity funds, fixed income funds	13,486	144,834
Freedom 2000	Equity funds, fixed income funds	273	3,094
Freedom 2010	Equity funds, fixed income funds	111,685	1,397,180
Freedom 2020	Equity funds, fixed income funds	127,000	1,593,849
Freedom 2030	Equity funds, fixed income funds	131,996	1,635,426
Freedom 2040	Equity funds, fixed income funds	88,423	633,105
Freedom 2005	Equity funds, fixed income funds	5,439	54,550
Freedom 2015	Equity funds, fixed income funds	108,476	1,130,324
Freedom 2025	Equity funds, fixed income funds	50,052	520,045
Freedom 2035	Equity funds, fixed income funds	6,269	64,323
Freedom 2045	Equity funds, fixed income funds	31,411	266,048
Freedom 2050	Equity funds, fixed income funds	23,411	195,483
Retirement Government Money	Government obligations,
Market Fund	money market securities	4,354,707	4,354,707
Mutual Shares Class A	Equities	141,804	2,702,790
Davis NY Venture Fund	Equities	102,703	3,181,749
Columbia Acorn Select Z Fund	Equities	59,613	1,393,757
PIMCO Total Return Fund	Fixed income securities	342,639	3,700,496
PIMCO Real Return Institutional Fund	Fixed income securities	10,222	110,296
Allianz NFJ Small Cap Value Fund	Equities	51,179	1,184,791
			38,926,764

L. B. Foster Company
401(k) and Profit Sharing Plan

EIN #25-1324733 Plan #201

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) (continued)

Identity of Issue, Borrower,		Shares	Fair Market
Lessor, or Similar Party	Description of Investment	Held	Value

L. B. Foster Company*:	Common stock	159,783	4,763,120
Stock Fund	Money market securities	–	1,663
Stock Purchase Account			4,764,783
			43,691,547

	Participant loans, interest rates
Outstanding participant loans*	ranging from 4.25% to 10.50%,
	various maturities ranging
	from one to thirty years		1,076,722
			$44,768,269

*Party in interest

EXHIBIT INDEX

Exhibit 23.1                      Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L.B. Foster Company 401(k) And Profit Sharing Plan
(Name of Plan)

Date:  June 28, 2010

/s/ David J. Russo
David J. Russo
Senior Vice President,
Chief Financial and Accounting Officer and Treasurer